UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Liquidmetal Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53634 X 100

(CUSIP Number)

Wynnefield Capital, Inc.
Wynnefield Capital Management LLC
Attn: Nelson Obus
450 Seventh Avenue, Suite 509
New York, New York 10123

Copy to:
Gersten Savage LLP
600 Lexington Avenue
New York, NY 10022
(212) 752-9700 Fax: (212) 980-5192
Attention: David E. Danovitch, Esq.

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP TAX ID #: 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,287,898 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 762,341 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 599,232 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 650,970 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,287,898 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 762,341 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 599,232 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 650,970 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,287,898 shares of common stock, consisting of (i) 275,355 shares of Common Stock; (ii) 762,341 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 599,232 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 650,970 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value LP I TAX ID #: 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

3,031,244 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 998,295 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 784,709 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 852,461 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

3,031,244 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 998,295 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 784,709 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 852,461 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,031,244 shares of common stock, consisting of (i) 395,779 shares of Common Stock; (ii) 998,295 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 784,709 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 852,461 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund Ltd. TAX ID #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

2,942,056 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 962,000 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 756,174 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 821,462 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

2,942,056 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 962,000 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 756,174 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 821,462 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,942,056 shares of common stock, consisting of (i) 402,420 shares of Common Stock; (ii) 962,000 shares of Common Stock issuable upon conversion of Series A-2 preferred stock; (iii) 756,174 shares of Common Stock issuable upon conversion of 8% Senior Secured Convertible Notes; and (iv) 821,462 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. TAX ID #: 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER Indirect beneficial ownership of 2,942,056 shares of Common Stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Indirect beneficial ownership of 2,942,056 shares of Common Stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.
	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 2,942,056 shares of Common Stock which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC TAX ID #: 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned By Each Reporting Person With	7
SOLE VOTING POWER

Indirect beneficial ownership of 5,319,142 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	8	SHARED VOTING POWER 0
	9
SOLE DISPOSITIVE POWER

Indirect beneficial ownership of 5,319,142 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 5,319,142 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP and Wynnefield Partners Small Cap Value LP I.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.75%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.87%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53634 X 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8
SHARED VOTING POWER

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

	9	SOLE DISPOSITIVE POWER 0
	10
SHARED DISPOSITIVE POWER

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Indirect beneficial ownership of 8,261,198 shares of Common Stock which are directly collectively beneficially owned by Wynnefield Partners Small Cap Value LP, Wynnefield Partners Small Cap Value LP I and Wynnefield Small Cap Value Offshore Fund Ltd.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.87%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 5
TO
SCHEDULE 13D

This Amendment No. 5 amends certain of the information contained in the Statement on Schedule 13D, field on August 29, 2008, as amended on September 18, 2008, September 30, 2008, October 10, 2008 and October 28, 2008 (the “Schedule 13D”), filed by the parties named above (collectively, the “Wynnefield Reporting Persons”). Certain information in the Schedule 13D which has not changed since the filing thereof is not restated herein. Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

All securities of the Issuer reported in this Schedule 13D as beneficially owned by the Wynnefield Reporting Persons were acquired by Wynnefield Partners, Wynnefield Partners I and Wynnefield Offshore, respectively, in an exchange transaction completed with the Issuer effective May 1, 2009, pursuant to which the Wynnefield Reporting Persons exchanged the Issuer’s 8% Convertible Subordinated Notes they held on such date, together with the warrants thereon, for a combination of new 8% Senior Secured Convertible Notes (the “Exchange Notes”) and shares of a new series of convertible preferred stock designated “Series A-2 Preferred Stock” (together with the new “Series A-1 Preferred Stock”, the “Series A Preferred Stock”), together with warrants thereon.  In connection with the Transaction, the Issuer issued to the Wynnefield Reporting Persons the following securities:  (i) Exchange Notes in the aggregate principal amount of $1,284,069.07, which are convertible into an aggregate of 2,140,115 shares of the Issuer’s Common Stock at a conversion price of $0.60 per share, (ii) Common Stock Purchase Warrants of the Issuer related to the Exchange Notes, to purchase an aggregate of 537,402 shares of the Issuer’s Common Stock, at an exercise price of $0.60 per share; (iii) an aggregate of 117,704 shares of Series A-2 Preferred Stock, which are convertible into an aggregate of 2,722,636 shares of the Issuer’s Common Stock at a conversion price of $0.22 per share (calculated by multiplying the number of shares of Series A-2 Preferred Stock so to be converted by the Liquidation Preference (as defined in the Certificate of Designation) per share); and (iv) Common Stock Purchase Warrants of the Issuer related to the Series A-2 Preferred Stock, to purchase an aggregate 1,337,531 shares of the Issuer’s Common Stock at an exercise price of $0.50 per share. No other funds or other consideration were used in making such purchases.

The Wynnefield Reporting Persons also have the option to subscribe for shares of Series A-1 Preferred Stock pursuant to an option granted to the buyers of Series A-1 Preferred Stock and Series A-2 Preferred Stock. The option is for an aggregate of 1,000,000 shares of Series A-1 Preferred Stock, and is exercisable at any time prior to six months from the closing date for an original issue price of $5.00 per share. Subject to the satisfaction of certain conditions, the buyers of Series A-1 Preferred Stock in the Transaction have the exclusive right to exercise the option as to the first 350,000 shares, and the buyers of the Series A-2 Preferred Stock in the Transaction (including the Wynnefield Reporting Persons) have the right to exercise the balance of the option, plus the initial 350,000  shares, if any, not purchased by the buyers of the Series A-1 Preferred Stock, in the same proportion as such buyer’s purchase obligation in the Transaction. The Issuer has the right to refuse the exercise of the option if the Issuer’s Board of Directors determines that the Issuer’s existing and anticipated capital resources at the time of exercise will be sufficient to fund the Company’s operations for a period of at least 12 months thereafter.

The shares of Series A-1 Preferred Stock are convertible into shares of the Issuer’s Common Stock at a conversion price of $0.10 per share (calculated by multiplying the number of shares of Series A-1 Preferred Stock so to be converted by the Liquidation Preference (as defined in the Certificate of Designation) per share).

Item 4. Purpose of Transaction.

The Wynnefield Reporting Persons intend to continue their efforts to protect their interests and the interests of the Issuer’s other shareholders and creditors. Pursuant to the terms of the Transaction, a representative of the Wynnefield Reporting Persons was appointed by the buyers of the Exchange Notes in the Transaction as their representative to serve as an observer to the Board of Directors of the Issuer. Such representative will, among other things, attend all regular and special meetings of the Board and Board committees.  The appointment will continue for so long as fifty percent of the original principal amount of the Exchange Notes issued on the effective date of the closing of the Transaction remain outstanding.  In addition, following filing and acceptance of an amendment to the Issuer’s charter with the Delaware Secretary of State, the holders of the Issuer’s Series A Preferred Stock (which includes the Series A-2 Preferred Stock and newly designated Series A-1 Preferred Stock), will have the right to elect two of the five members of the Company’s Board of Directors.  As holders of shares of Series A-2 Preferred Stock, the Wynnefield Reporting Person will have the right to participate in such election.

The Wynnefield Reporting Persons may also pursue other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the Issuer's directors, management, shareholders and other parties. The Wynnefield Reporting Persons reserve the right to take whatever future action they deem appropriate regarding the Issuer and its securities under the circumstances as they then exist.  The Wynnefield Reporting Persons may also acquire additional shares of Common Stock of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their shares in the open market or otherwise, at any time and from time to time.

Item 5. Interest in Securities of the Issuer.

(a) - (c) As of May 1, 2009, the Wynnefield Reporting Persons beneficially owned in the aggregate, 8,261,198 shares of Common Stock constituting approximately 15.87% of the outstanding shares of the Issuer’s Common Stock (based upon 44,825,402 shares of the Issuer’s Common Stock outstanding on April 3, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on April 15, 2009). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Reporting Persons listed:

Name	Number of Shares	Approximate Percentage of Outstanding Shares

Wynnefield Partners	2,287,898	4.88%
Wynnefield Partners I	3,031,244	6.39%
Wynnefield Offshore	2,942,056	6.21%

WCM is the sole general partner of Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners I, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Partners and Wynnefield Partners I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that Wynnefield Offshore beneficially owns. WCI, as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the shares of Common Stock that Wynnefield Offshore beneficially owns.

Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 promulgated pursuant to the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 8,261,198 shares of Common Stock, constituting approximately 15.87% of the outstanding shares of Common Stock (based upon 44,825,402 shares of the Issuer’s Common Stock outstanding on April 3, 2009, as set forth in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on April 15, 2009). The filing of this Schedule 13D and the inclusion of information herein with respect to Messrs. Obus and Landes shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described herein, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

(d) No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated as of May 13, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2009                             WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:           Wynnefield Capital, Inc.

By:           /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:           /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

EXHIBIT A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT (this "Agreement") is made and entered into as of this 13th day May, 2009, by and among Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital Management LLC, Wynnefield Capital Inc., Nelson Obus and Joshua Landes.

The parties to this Agreement hereby agree to prepare jointly and file timely (or otherwise to deliver as appropriate) all filings on Schedule 13D and Schedule 13G (the "Filings") required to be filed by them pursuant to Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended, with respect to their respective beneficial ownership of the Common Stock of Liquidmetal Technologies, Inc. that are required to be reported on any Filings. Each party to this Agreement further agrees and covenants to the other parties that it will fully cooperate with such other parties in the preparation and timely filing (and other delivery) of all such Filings.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:           Wynnefield Capital Management, LLC, General Partner

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:           Wynnefield Capital, Inc.

By:           /s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:           /s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:           /s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually